FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2005

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

55 St. Clair Avenue West, 3rd Floor Toronto, Ontario, Canada M4V 2Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: August 9, 2005	Lewis N. Rose President and Chief Executive Officer

FOR IMMEDIATE RELEASE
ALL DOLLAR AMOUNTS IN US$
Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

CRYPTOLOGIC appoints new CFO
 Stephen Taylor brings over 20 years of senior financial experience to CryptoLogic's leadership team

August 9, 2005 (Toronto, ON) – CryptoLogic Inc., a leading software developer for the global Internet gaming market, announced today the appointment of Stephen Taylor as the company’s Chief Financial Officer. Taylor has more than two decades of experience in financial and business management, public markets, and mergers and acquisitions. He brings a wealth of expertise that will be an asset as CryptoLogic continues its exciting growth in the global Internet gaming market.

“We’re delighted to welcome Stephen as the right person for the important role of CFO to contribute to CryptoLogic’s continued growth and success,” said Lewis Rose, CryptoLogic’s President and CEO. “As the Internet gaming industry becomes more complex, the role of a CFO becomes more challenging. Stephen Taylor’s proven business, financial and leadership skills complement those of our outstanding team — and give us a CFO who can help guide our continued expansion in the exciting years to come.”

In the last 20 years, Taylor has managed businesses, financed large transactions, spearheaded mergers and acquisitions, and helped companies go public and meet the requirements of capital markets. Taylor is a Chartered Accountant, having qualified in the top one percent in Canada. He spent the first 11 years of his career at the “Big 4” accounting firm of PricewaterhouseCoopers (formerly Coopers & Lybrand) auditing multinational clients in the manufacturing, mining and financial services sectors. Taylor’s subsequent posts included senior financial and corporate roles at Derlan Industries, a TSX listed aerospace company; President and COO of Spellcaster Telecommunications, an early-stage private software company; and Vice President of Mergers and Acquisitions with Ernst & Young’s corporate finance practice.

“For a CFO, CryptoLogic is an excellent opportunity — that rare combination of blue-chip financials and vast growth potential,” Taylor said. “I’m excited to join the industry pioneer and a global leader – and help build on CryptoLogic’s market strength in the fast-growing Internet casino and Internet poker markets.”

On behalf of the Board of Directors and CryptoLogic, the company recognizes the tremendous contribution and accomplishments that Jenifer Cua has made as CryptoLogic’s interim CFO. In fulfilling this important position, she was instrumental in helping CryptoLogic continue its record of profitable growth and financial strength. In her new role as Vice President, Finance and Treasurer, Cua will be responsible for corporate and regulatory compliance, financing, mergers and acquisitions, treasury management and spearheading the company’s Sarbanes-Oxley compliance – key and strategic areas as CryptoLogic capitalizes on its strong financial position to advance its market leadership in the rapidly-expanding and dynamically-changing global Internet gaming industry.

TEL (416) 545-1455 FAX (416) 545-1454
55 ST. CLAIR AVENUE WEST, 3RD FLOOR, TORONTO, CANADA M4V 2Y7

About CryptoLogic® (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is the world’s leading, blue-chip public developer and supplier of Internet gaming software. CryptoLogic’s leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of the company’s gaming software and services to a blue-chip customer base worldwide. For information on WagerLogic®, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the Nasdaq National Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

For more information, please contact: CryptoLogic, (416) 545-1455 Nancy Chan-Palmateer, Director of Communications	Argyle Rowland Communications, (416) 968-7311 (media only) Dan Tisch, ext. 223/ dtich@argylerowland.com Karen Passmore, ext. 228/ kpassmore@argylerowland.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.